EXHIBIT 12.1

PRIME MEDICAL SERVICES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (Unaudited)

	Three Months Ended March 31,
($ in thousands)	2004	2003
Income before income taxes and after minority interests	$1,864	$2,833
Undistributed equity income	--	--
Minority interest income of subsidiaries with fixed charges	2,938	2,145

Adjusted earnings	4,802	4,978

Interest on debt	2,289	2,096
Loan fees	--	--

Total fixed charges	2,289	2,096

Total available earnings before fixed charges	$7,091	$7,074

Ratio	3.1	3.4